Exhibit 99.2

SUNLANDS TECHNOLOGY GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: STG)

__________________________

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 10, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Sunlands Technology Group (the “Company”) will be held at its offices at Building 6, Chaolai Science Park, No. 36, Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China and also virtually via telephone at + (10) 5808 – 4288 on December 10, 2024 at 3:00 p.m. – 5:00 p.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 8, 2024.

Holders of record of the Company’s Class A ordinary shares, Class B ordinary Shares and Class C ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at http://www.sunlands.com/investorroom as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing Investor Relations at sl-ir@sunlands.com.

By Order of the Board of Directors, Sunlands Technology Group

/s/ Tongbo Liu
Tongbo Liu
Director and Chief Executive Officer

Beijing, China

October 16, 2024